[OPPENHEIMER WOLFF & DONNELLY LLP LETTERHEAD]

December 22, 2009

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Linda Cvrkel

Effie Simpson

Re:	Marten Transport, Ltd.
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
File No. 0-15010

Dear Ms. Cvrkel:

On behalf of Marten Transport, Ltd., a Delaware corporation (the “Company”), I am responding to the comment letter dated December 9, 2009, from Ms. Linda Cvrkel to Mr. Randolph L. Marten of Marten Transport, Ltd., regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 received by the Commission on March 13, 2009.

The following responses to your comments are numbered to correspond with the numbered paragraphs contained in your letter dated December 9, 2009.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 31.

1.               We note from the discussion in Item 7A that the company is subject to risks associated with changes in the price of diesel fuel and that significant increases in such costs could materially and adversely affect the Company’s results of operations.  In future filings, please revise to include the quantitative disclosures required about this market risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Response:  Marten intends to present the following disclosure in Item 7A.  Quantitative and Qualitative Disclosures About Market Risk for its Form 10-K for the year ended December 31, 2009 as well as its subsequent future Form 10-K filings and Form 10-Q filings:

“We are exposed to a variety of market risks, most importantly the effects of the price and availability of diesel fuel.  We require substantial amounts of diesel fuel to operate our tractors and power the temperature-control units on our trailers.  The price and availability of diesel fuel can vary, and are subject to political, economic and market factors that are beyond our control.  Significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition.  Based upon our 2009 fuel consumption, a 5% increase in the average cost of diesel fuel would have increased our fuel expense in 2009 by $                .

We have historically been able to pass through most long-term increases in diesel fuel prices and related taxes to customers in the form of fuel surcharges.  Fuel surcharge programs are widely accepted among our customers, though they can vary somewhat from customer-to-customer. These fuel surcharges, which adjust weekly with the cost of fuel, enable us to recover a substantial portion of the higher cost of fuel as prices increase. These fuel surcharge provisions are not effective in mitigating the fuel price increases related to non-revenue miles or fuel used while the tractor is idling.  In addition, we have worked diligently in 2009 to control fuel usage and costs by improving our volume purchasing arrangements and optimizing our drivers’ fuel purchases with national fuel centers, focusing on shorter lengths of haul, installing and tightly managing the use of auxiliary power units in our tractors to minimize engine idling and improving fuel usage in our trailers’ refrigeration units.

While we do not currently have any outstanding hedging instruments to mitigate this market risk, we may enter into derivatives or other financial instruments to hedge a portion of our fuel costs in the future.”

Critical Accounting Policies, page 28

Note 1. Summary of Significant Accounting Policies, page 38

Revenue Recognition

2.                                       In your business section on page 4 under the heading “Revenue Equipment”, you indicate that 8% of your fleet is provided by independent contractors who own their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes.  Please tell us and expand your disclosure in the MD&A and the notes to your financial statements in future filings to clearly explain your accounting treatment for revenues and expenses associated with this portion of your fleet and explain how the treatment used complies with the guidance in EITF 99-19 or other applicable accounting literature.

Response:  Marten’s arrangements with independent contractors typically involve single drivers who own their own tractors and agree to transport freight in Marten’s trailers exclusively for the company under annual agreements.  Marten pays independent contractors a fixed rate per mile, including an amount for fuel expense, which is adjusted weekly with the cost of fuel.  Freight that is transported by independent contractors is managed in the same manner as freight transported by company-employed drivers, wherein Marten is responsible for billing the entire amount of freight charges to the customers.  Marten has discretion to choose to fulfill transportation services with either employee drivers (and company-owned tractors) or independent contractor drivers.

Marten accounts for its independent contractor transactions on a gross basis, with all revenue, including fuel surcharge revenue, classified as operating revenue and all payments to independent contractors for services provided classified as purchased transportation expense.  Following is a summary of the key factors Marten considered when evaluating these transactions under EITF 99-19:

•                  Marten is the primary obligor, which is a strong indicator of gross reporting, as Marten is contractually obligated to provide services to the customers.  For example, if the independent contractor fails to deliver the load, the customer will look to Marten for remedy and not the independent contractor.

•                  The independent contractors only contract with Marten and not with the customers, and the choice of which contractor to use for each load is at the sole discretion of Marten.

•                  Marten bears the primary risk of loss in the event of cargo claims by the customers and is directly responsible for any claims made by the customers regardless of who delivers the freight.  In instances where an independent contractor is used, Marten would potentially have the ability to seek recourse from the independent contractor involved; however, the success of the claim would not impact Marten’s obligation to the customer.

•                  Marten has the ability to set the price in these arrangements as Marten separately negotiates the contracts with the customers and independent contractors.  The fee arrangements with Marten’s customers are for the full value of the services, and are not cost-plus arrangements.

•                  Marten bears credit risk as the company is responsible for payment to the independent contractors for loads delivered upon proof of shipment, regardless of payment by customers.  Marten is responsible for collection of amounts owed by customers.

Marten intends to expand its disclosure regarding revenue recognition within the Critical Accounting Policies section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations for its Form 10-K for the year ended December 31, 2009 as well as its subsequent future Form 10-K and Form 10-Q filings.  Marten also intends to expand its disclosure regarding revenue recognition within the footnote regarding Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for its Form 10-K for the year ended December 31, 2009 as well as its subsequent future Form 10-K filings.  Such disclosures will include the following:

“We account for revenue of our Logistics segment and revenue on freight transported by independent contractors within our Truckload segment on a gross basis because we are the primary obligor in the arrangements, we have the ability to establish prices, we have the risk of loss in the event of cargo claims and we bear credit risk with customer payments.  Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services we arrange in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense.”

3.                                       Furthermore, we note from the disclosures in Note 11 that your logistics segment revenue is becoming an increasing part of your business.  We also note that this business is non-asset based resulting from services that involve arranging for another company to transport freight for your customers, while you retain the billing collection, and customer management responsibilities, similar to an agent.  Supplementally advise us of how you account for revenues and related expenses incurred in connection with this business and explain how you considered the guidance in EITF 99-19 in determining whether to recognize revenues and related expense associated with your logistics business on a gross or net basis.  As part of your response and your revised disclosures in MD&A and notes to your financial statements in future filings, you should explain in detail how you considered the various factors outlined in EITF 99-19 and how they support the treatment that is being used by the Company.  We may have further comment upon reviewing your response and your proposed disclosures.

Response:  Marten’s Logistics segment revenue consists of revenue from its internal brokerage and intermodal operations, and through its 45% interest in MW Logistics, LLC, a third-party provider of logistics services to the transportation industry.  Brokerage services involve arranging for another company to transport freight for Marten’s customers while Marten retains the billing, collection and customer management responsibilities.  Intermodal services involve transporting Marten’s trailers on railroad flatcars for a portion of a trip, with the balance of the trip using Marten’s tractors or, to a lesser extent, contracted carriers.

Marten accounts for its Logistics segment transactions on a gross basis, with all revenue, including fuel surcharge revenue, classified as operating revenue and all payments to carriers for transportation services Marten arranges in connection with brokerage and intermodal activities classified as purchased transportation expense.  Following is a summary of the key factors Marten considered when evaluating these transactions under EITF 99-19:

•                  Marten is the primary obligor, which is a strong indicator of gross reporting, as Marten is contractually obligated to provide services to the customers.  For example, if the contracted carrier fails to deliver the load, the customer will look to Marten for remedy and not the contracted carrier.

•                  The contracted carriers for transportation services only contract with Marten and not with the customers, and the choice of which contracted carrier to use for each load is at the sole discretion of Marten.

•                  Marten bears the primary risk of loss in the event of cargo claims by the customers and is directly responsible for any claims made by the customers regardless of who delivers the freight.  In instances where a contracted carrier was used, Marten would potentially have the ability to seek recourse from the contracted carrier involved; however, the success of that claim would not impact Marten’s obligation to the customer.

•                  Marten has the ability to set the price in these arrangements as Marten separately negotiates the contracts with the customers and the contracted carriers.  The fee arrangements with Marten’s customers are for the full value of the services, and are not cost-plus arrangements.

•                  Marten bears credit risk as the company is responsible for payment to the contracted carriers for loads delivered upon proof of shipment, regardless of payment by customers.  Marten is responsible for collection of amounts owed by customers.

Similar to Marten’s response to your second question, Marten intends to expand its disclosure regarding revenue recognition within the Critical Accounting Policies section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations for its Form 10-K for the year ended December 31, 2009 as well as its subsequent future Form 10-K and Form 10-Q filings.  Marten also intends to expand its disclosure regarding revenue recognition within the footnote regarding Summary of Significant Accounting Policies in the Notes to

Consolidated Financial Statements for its Form 10-K for the year ended December 31, 2009 as well as its subsequent future Form 10-K filings.  Such disclosures will include the following:

“We account for revenue of our Logistics segment and revenue on freight transported by independent contractors within our Truckload segment on a gross basis because we are the primary obligor in the arrangements, we have the ability to establish prices, we have the risk of loss in the event of cargo claims and we bear credit risk with customer payments.  Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services we arrange in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense.”

4.                                       We urge all persons who are responsible for the accuracy and the adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In response to your fourth comment, the Company has included a separate written statement acknowledging the foregoing.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have.  Thank you.

Very truly yours,

/s/ Patrick J. Pazderka
Patrick J. Pazderka

PJP:klh

cc:                                 Mr. Randolph L. Marten, Chief Executive Officer - Marten Transport, Ltd.
Mr. James J. Hinnendael, Chief Financial Officer - Marten Transport, Ltd.

[MARTEN TRANSPORT LETTERHEAD]

December 22, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Linda Cvrkel

Effie Simpson

Marten Transport, Ltd.

Form 10-K for the year ended December 31, 2008

Filed March 13, 2009

File No. 0-15010

Ladies and Gentlemen:

The undersigned, Marten Transport, Ltd., a Delaware corporation (the “Company”), acknowledges, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, that:

1.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marten Transport, Ltd.

/s/ James J. Hinnendael

Name: James J. Hinnendael

Title: Chief Financial Officer